Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

21 November 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 20/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

Announcement No. 20/2007
20 November 2007

Full-year financial statements 2006/07

(1 October 2006 – 30 September 2007)

Coloplast met expectations for growth for the 2006/07 financial year, reporting organic revenue growth of 10% against 8% last year. The company maintained the EBIT margin before non-recurring costs at 16% in a year dominated by extensive activity of integrating the acquired urology business, divesting businesses and relocating production to Hungary and China. EBIT was DKK 749m after non-recurring costs of DKK 552m, which included a goodwill writedown of DKK 283m.

"Our underlying performance for 2006/07 was satisfactory," said Coloplast CEO Sten Scheibye. "We lifted our revenue growth to 10% and through our increased customer focus we are well positioned for further expansion. In addition, the ongoing relocation of production will enhance our profitability in the years ahead. Due to the goodwill writedown in our German business HSC, our EBIT margin was unsatisfactory, but we expect to lift the EBIT margin from 9% this year to 16%-17% in 2007/08.

- **10% organic growth.** Coloplast generated revenue of DKK 8,042m, up from DKK 6,709m last year, equal to a 22% increase in local currencies. Organic growth contributed 10 percentage points to the improvement and the acquired urology business produced 12 percentage points. Measured in Danish kroner, the growth rate was 20%.

- **DKK 75m in synergies in 2007/08.** We have successfully restored growth in the urology business and completed synergy-producing projects with anticipated full-year effects in 2007/08 of DKK 75m.

- **Underlying EBIT margin held at 16%.** EBIT before non-recurring costs was DKK 1,301m, which was equal to an EBIT margin of 16.2% compared with 16.5% last year. Inclusive of non-recurring costs, EBIT was DKK 749m, equal to an EBIT margin of 9%.

- **Non-recurring costs of DKK 552m including goodwill impairment.** The financial statements include a DKK 283m goodwill impairment in HSC, our German distribution company. Total non-recurring costs amounted to DKK 552m, against DKK 230m last year. In addition to the goodwill impairment in HSC, we incurred non-recurring costs of integrating the urology business, relocating in the USA, restructuring and for anniversary bonuses to employees in celebration of 50th anniversary.

- **Economic profit impacted by non-recurring costs.** Value creation for the shareholders, measured as economic profit, was negative at DKK 227m, as compared with a positive economic profit of DKK 349m last year. Economic profit was favourably affected by company divestments and adversely affected by a goodwill writedown. Adjusted for these factors, economic profit was up by 22%.

- **Extraordinary dividend and share buy-back.** The free cash flow was DKK 1,099m, of which DKK 1,024m has been returned to shareholders through a share buy-back. The Board of Directors intends to propose to the shareholders in general meeting that shares bought back be cancelled, that the ordinary dividend be increased by 25% to DKK 5 per share and that an extraordinary dividend of DKK 4 per share be paid for a total pay-out of DKK 396m. In addition, the Board of Directors has decided to establish a new share buy-back programme for up to DKK 1bn in 2008 and 2009.

- **Adjusting our long-term goals:** We retain our goal of creating shareholder value by doubling economic profit at least every five years. We raise the target for our EBIT margin to 18%-20% and the long-term target for organic revenue growth is now for about 10% per year.

Outlook for 2007/2008

Coloplast projects an EBIT margin of 16%-17% in the 2007/08 financial year. The forecast does not include the potential effects of a healthcare reform in Britain. We expect organic revenue growth of about 10% not including the potential effects of a possible British healthcare reform or the possibility of lower revenue in our German homecare company HSC.

Five-year financial highlights and key ratios

DKKm	2006/07	2005/06	2004/05 2)	2003/04 1) 2)	2002/03 1) 2)
Income statement					
Revenue	8,042	6,709	6,232	6,069	5,610
Research and development costs	319	244	215	202	168
Operating profit bef. amortisation/depreciation	1,590	1,304	1,348	1,295	1,195
Operating profit before special items	1,061	939	1,026	988	909
Operating profit (EBIT)	749	879	1,000	988	909
Net financial income and expenses	-154	-222	-163	-89	-21
Profit before tax	595	657	837	899	889
Coloplast's share of profit for the year	837	614	553	577	567
Revenue growth					
Annual growth in revenue, %	20	8	8	8	1
Components of the increase:					
Organic growth, %	10	8	8	10	11
Currency effect, %	-2	1	0	-2	-5
Acquired businesses, %	12	7	0	0	0
Divested businesses, %	0	-8	0	0	-5
Balance sheet					
Total assets	7,750	7,982	5,915	5,643	5,371
Invested capital	6,874	7,996	5,386	5,838	5,499
Net interest-bearing debt	3,181	3,069	867	1,465	1,473
Equity at year-end, Coloplast's share	2,398	2,804	2,512	2,357	2,002
Cash flows and investments					
Cash flow from operating activities	1,064	991	1,353	845	911
Cash flow from investing activities	35	-3,018	-434	-621	-783
Acquisition of property, plant and equipment, gross	745	415	399	544	578
Cash flow from financing activities	-1,423	782	-446	-239	307
Free cash flow	1,099	-2,027	919	224	128
Key ratios					
Average number of employees, FTE	7,063	5,437	6,159	6,085	5,774
Operating margin, EBIT, %	9	13	16	16	16
Operating margin, EBITDA %	20	19	22	21	21
3) Return on average invested capital (ROAIC), %	10	15	18	17	17
Economic profit	-227	349	279	221	213
Weighted *average cost of capital* (WACC)	7.0	6.6	6.8	7.3	7.1
Return on equity, %	30	23	23	27	32
Ratio of net debt to EBITDA	2.00	2.20	0.64	1.13	1.23
Interest cover	10	10	11	13	17
Equity ratio, %	31	35	42	42	37
Rate of debt to enterprise value, %	12	12	5	10	10
Net asset value per share	50	58	52	49	42
Per share data					
Share price at year-end	497	473	378	291	266
Share price/net asset value per share	10	8	7	6	6
Average number of outstanding shares, millions	46	46	47	47	47
PE, price/earnings ratio	27	36	32	24	22
PE, price/earnings ratio, excl. discontinued operations	61	43	32	24	22
4) Dividend per share, DKK	9.00	4.00	3.50	3.00	2.50
Pay-out ratio, %	47	31	29	24	21
Earnings per share (EPS)	8	11	12	12	12
Free cash flow per share	24	-42	19	5	3

1) Comparative figure used to recognise share option costs and divestment of Sterling Medical Services LLC have not been restated.
2) Comparative figures for the divestment of the breast care business have not been restated.
3) Average invested capital for 2006/07 adjusted for breast care and brachytherapy businesses.
4) The 2006/07 figure is the proposed dividend.
Ratios have been calculated and applied in accordance with "Recommendations and Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

Income statement and balance sheet

Discontinued operations

Coloplast completed the divestments of the breast care business on 30 March 2007 and of the brachytherapy business on 8 June 2007. Also, we have received final settlement of the divestment of Sterling Medical Services. Profit from the three businesses during the period of ownership plus the gain on divestment totalled DKK 468m, which amount has been recognised as net profit from discontinued operations. The comparative figures of the income statement have been restated accordingly. Comments on the company's income statement relate exclusively to the continuing operations.

DKK 283m goodwill impairment in HSC

Goodwill in the German company HSC was written off in the amount of DKK 283m in the 2006/07 financial year.

HSC is a wholly owned distribution company supplying medical single-use devices and other products for home patients, mainly ostomy care products. Most of HSC's employees are visiting nurses who deliver products to users at home in addition to providing preventive care, advice and other services.

HSC contributes about 35% of Coloplast's total revenue in Germany. The remaining 65% is generated through Coloplast GmbH, a subsidiary supplying other distributors, wholesalers, orthotists and pharmacies. HSC generates about 60% of its sales from Coloplast products and 40% from other manufacturers.

Management believes that, in spite of the revenue growth generated during the last three quarters, the greater competition among distributors that has followed the expected increase in competitive tendering in Germany will longer term lead to weaker revenue growth and earnings in HSC. In addition, having direct customer contact is key to success for HSC. During the final quarter of the financial year and up until today, HSC has suffered a significant loss of employees with direct customer contact which will have a negative impact on the expected long-term growth and earnings in HSC.

Against this background, goodwill relating to HSC has been fully written off. Coloplast intends to remain a significant player in the German homecare market, also when the sick funds begin to apply competitive tendering.

Acquired operations

The calculation of organic growth includes the growth contributed by the acquired urology business as from 2 June 2007, as Coloplast completed the acquisition of the urology business effective 2 June 2006.

Organic sales growth of 10%

Revenue

Coloplast generated revenue of DKK 8,042m, compared with DKK 6,709m in the previous financial year, equal to a 22% increase measured in local currencies and a 20% improvement in DKK-terms. The urology business contributed 12 percentage points of the improvement measured in local currencies. The organic growth rate was 10%.

Generating organic growth rates of 9% and 11%, respectively, the ostomy care and urology and continence care businesses continued to report positive performances and growing market shares. Sales of wound and skin care products were up by 6%, equal to last year's improvement and in line with the expected market growth rate. We are currently taking initiatives to restore double-digit growth rates in the wound and skin care business and to enhance earnings.

EBIT margin in underlying business at 16%

EBIT margin

EBIT was DKK 749m, equal to an EBIT margin of 9%. The EBIT margin was impacted by non-recurring costs of DKK 552m. When adjusted for these costs,

EBIT of the underlying operations was DKK 1,301m, which was equal to an EBIT margin of 16% and unchanged from last year.

The implementation of a new organisational structure and preparations for shutting down factories in Denmark resulted in total costs of DKK 90m, equal to the restructuring provisions made for the 2006/07 financial year.

Table 1: Financial impact of non-recurring costs

DKKm	FY 06/07	Q4 06/07
Integration of acquired business	-128	-27
Relocation in the USA	-22	0
Restructurings	-90	-31
Anniversary bonus	-29	-29
Goodwill impairment	-283	-283
Total financial impact	**-552**	**-370**

Adjusted cost of sales increased in line with revenue growth

Cost of sales increased by 19% to DKK 3,208m, which amount includes integration costs of DKK 35m and restructuring costs of DKK 35m. The 2005/06 cost of sales included non-recurring costs of DKK 123m. Adjusted for these items and taking into account the relatively higher cost of sales of the acquired urology business, the cost of sales rose by 20% in line with the increase in revenue.

Selling and distribution costs were up by 21% to DKK 2,536m including integration costs of DKK 68m (2005/06: DKK 47m). When adjusted for these items, the increase was 20%. Administrative expenses were up by 30% to DKK 988m. The amount included relocation costs in the USA of DKK 22m, integration costs of DKK 25m and restructuring costs of DKK 55m. When adjusted for these items, the increase was 16%. R&D costs were up by 31% to DKK 319m.

Coloplast's share of the profit for the year was DKK 837m

Profit for the year

Coloplast's share of the profit for the year was DKK 370m before the profit from discontinued operations, corresponding to a 21% drop from last year. The profit from discontinued operations was DKK 468m. Accordingly, Coloplast's share of the profit for the year after minority interests was DKK 837m.

Financial items amounted to a net expense of DKK 154m, against DKK 222m last year. This year's figure included a DKK 32m gain from exchange adjustments, compared with a DKK 34m loss last year. The fair value adjustment of previously granted options was an expense of DKK 27m, compared with an expense of DKK 63m last year.

Exchange rate movements reduced revenue by DKK 108m

Movements in exchange rates, especially in the DKK/USD rate, reduced revenue by DKK 108m. The resulting impact on earnings was offset by a drop in the cost of sales in the USA when expressed in DKK-terms, and this also absorbed most of the increase in the cost of sales resulting from the appreciation of the Hungarian Forint. Accordingly, exchange rate movements had a largely neutral net effect on EBIT.

Tax rate at 38%

The effective tax rate was 38% for a tax expense of DKK 225m (2005/06: 29% and DKK 191m). The goodwill impairment relating to HSC, which does not have a tax effect for accounting purposes, pushed up the tax rate by 12 percentage points. The reduction in the Danish corporate income tax rate from 28% to 25% lowered our effective tax rate by about 2 percentage points. In addition, a non-recurring adjustment of the provision for deferred tax, which was also a result of the lower corporate tax rate, reduced the tax rate by 2 percentage points.

Balance sheet
Total assets fell by DKK 232m to DKK 7,750m. Non-current assets fell by DKK 481m to DKK 4,637m as a result of the divestment of the breast care business unit and the goodwill impairment in HSC. Current assets rose by DKK 249m to DKK 3,113m, because inventories were increased in order to secure supply while production is being relocated from Denmark.

Economic profit impacted by non-recurring costs

Economic profit
Coloplast incurred a negative economic profit of DKK 227m, as compared with an economic profit of DKK 349m last year. Economic profit was favourably affected by company divestments and adversely affected by a DKK 283m goodwill writedown in HSC. The calculation of the negative economic profit also included DKK 658m relating to goodwill expensed directly against equity in prior financial years. Adjusted for company divestments and goodwill impairment relating to HSC, economic profit was up by 22%.

Cash flow statement

The free cash flow was DKK 1,099m.

Cash flows
The free cash flow was DKK 1,099m. Net of DKK 729m relating to businesses acquired or divested, the free cash flow was DKK 370m, compared with DKK 826m last year. The fall was due especially to the build-up of production capacity in Hungary and China.

The relocation of production to Hungary and China is progressing to plan. Inventory levels have been increased temporarily, because relocation has been accelerated and in preparation of factory shutdowns in Denmark.

The cash flow from operations was DKK 1,064m and dividend payments to shareholders in respect of the 2005/06 financial year amounted to DKK 184m.

Investments in property, plant and equipment during the reporting period amounted to DKK 745m, of which DKK 299m represented investment in non-current assets under construction, mainly for the plants in Nyirbator, Hungary, and Zhuhai, China, and production equipment for manufacturing new products.

Capital structure and share buy-back programme

Capital structure

The net debt was 2.0 times EBITDA at 30 September 2007, or within the 2.0–3.5 target range.

Share buy-back programmes totaling DKK 1bn completed in 2006/07

At the end of the financial year, Coloplast closed two share buy-back programmes for a total of DKK 1bn, which were completed within the scope of the existing authority granted by the shareholders in general meeting for the repurchase of up to 10% of the company's share capital.

As a result of the share buy-back programmes, the holding of treasury shares increased by 2,048,133 to stand at 3,980,272, corresponding to 8% of the share capital. The Board of Directors intends to propose to the shareholders in general meeting that shares bought back under the programme be cancelled.

Authorisation for a new share buy-back programme up to DKK 1bn

The Board of Directors has today resolved to establish a share buy-back programme of up to DKK 1bn during 2008 and 2009. We do not expect to start the programme before the second half of the 2007/08 financial year.

Implementation of the share buy-back programme is subject to the shareholders at the general meeting to be held in December 2007 adopting an

authorisation to buy-back own shares for up to 10% of the company's share capital, and to the shareholders resolving to cancel the shares bought back under the recently concluded share buy-back programme

The Board of Directors intends to recommend to the general meeting to be held in 2008 that shares bought back under the new programme be cancelled.

Should opportunities arise during that period which are considered more beneficial for the shareholders, this may mean that the authorisation will not be utilised.

Outlook and long-term objectives

Revenue growth of 10% and EBIT margin of 16%-17%

Outlook for 2007/2008
We project organic revenue growth of about 10% in the 2007/08 financial year. It is still too early to estimate the effects on 2007/08 HSC revenue. Accordingly, the revenue forecast does not include the potential effects of a British healthcare reform or the possibility of lower revenue in our German homecare company HSC.

EBIT margin of 16%-17%

The EBIT margin is expected to be 16%-17%. The forecast does not include the potential effects of a healthcare reform in Britain.

The forecast includes non-recurring income of approximately DKK 35m from the sale of a property in Kokkedal, Denmark, which will be recognised in the second quarter of the 2007/08 financial year. Also included are the remaining integration costs of approximately DKK 30m and restructuring costs of approximately DKK 50m for closing down factories in Denmark.

New US head office

Gross investments in property, plant and equipment are expected to amount to approximately DKK 700–800m in the 2007/08 financial year. This amount includes the initial part of the investment, approximately DKK 150m, in the new US headquarters in Minneapolis, Minnesota. Construction of this DKK 200m project is scheduled for completion on 1 January 2009. We expect to recognise approximately DKK 150m of the investment in the 2007/08 financial year and the remaining DKK 50m in 2008/09.

Tax rate of 28%

The effective tax rate is expected to be about 28% against 38% in 2006/07.

New reimbursement rates for continence care products introduced in Germany

Healthcare reforms
A new set of lower nationwide reimbursement rates implemented for continence care products in the German market took effect on 1 January 2007. The change has lowered the reimbursement rates for our continence care products by an average of about 10% compared with prices prevailing before 1 January 2007.

... ...and an increased possibility of competitive tendering

In addition, a new set of rules took effect on 1 April 2007 putting the German sick funds in a better position to apply competitive tendering when selecting providers of medical devices.

The rules are intended to make tendering the preferred type of contract as from 1 January 2009. The extent to which the German sick funds will apply competitive tendering rather than the existing fixed price system still remains to be seen.

We have strengthened our German organisation, aiming to work more closely with the sick funds as well as with the service providers supplying the sick

funds. The good relations with healthcare professionals are expected to continue.

UK healthcare reform postponed until 2008

Britain's Department of Health is currently holding a consultation round, which is expected to run until 28 December 2007. Coloplast expects that the Department of Health will not reach a final decision until the beginning of 2008 and that the decision will not be implemented until six months, at the earliest, after it is announced. Any potential impact of a healthcare reform in Britain is not reflected in the financial guidance, because Coloplast prefers not to indicate possible consequences for as long as the consultations are ongoing.

Long-term goals adjusted

Long-term goals
Coloplast has revised its long-term goals.

Previously, our long-term goals included a 2012 revenue target of DKK 14bn. Instead of this target, we will now aim for organic sales growth of about 10% per year. That will render the long-term sales goal independent of financial years and of any acquisitions or divestments.

Based on the productivity improvements already achieved and which are expected to be achieved as a result of the relocation of production to Hungary and China, we have raised the long-term target for the EBIT margin from at least 18% in 2012 to 18%-20%.

Our overall goal remains to double economic growth at least every five years, corresponding to an average annual improvement of our value creation by about 15%.

Accordingly, Coloplast's long-term goals are:

- to double economic profit at least every five years
- to have an EBIT margin of 18%-20%
- to generate organic revenue growth of around 10% per year.

Major fluctuations in the exchange rates of important currencies vis-à-vis Danish kroner, significant changes in the healthcare sector or major changes in the global economy may impact Coloplast's potential for achieving its long-term objectives and fulfilling its full-year forecasts. These factors may also influence carrying amounts.

Business areas

The Group's results are reported as one single entity supplemented with information about interim revenue and organic growth rates in each of the three business areas as well as the 'Other' category, which includes the Group's distribution revenue from competitors' products, bonuses, discounts and the like.

Table 2: Revenue by business area

DKKm	06/07	Organic growth 06/07	Q4 06/07	Organic growth Q4
Ostomy Care	3,107	9%	804	8%
Urology and Continence (	3,199	11%	823	8%
Wound and Skin Care	1,269	6%	330	6%
Other	467	-	103	-
Revenue	**8,042**	**10%**	**2,060**	**8%**

9% organic growth in Ostomy Care

Ostomy Care
Gross revenue from Coloplast's ostomy care products was DKK 3,107m against DKK 2,867m last year, for organic growth of 9%, which was in line with

expectations. The Q4 revenue growth of 8% was slightly lower than the rate recorded in the other quarterly periods, due to the timing of large orders.

SenSura sales continue to outperform expectations

Easiflex sales continued to contribute strongly to growth, but sales of **Assura** ostomy bags also saw satisfactory improvements, especially the open bags with the **Hide-away** outlet. **SenSura** has now been launched in 18 markets, most recently in the USA and Canada, and sales of this product continue to outperform expectations. **SenSura** had been launched in all major markets by the end of the financial year.

The company generated good revenue growth in the USA and in most markets in Europe, including France and the UK.

Organic growth of 11% in Urology and Continence Care

Urology and Continence Care
Gross sales of Coloplast's urology and continence care products were up by 46% in local currencies to DKK 3,199m, of which 35 percentage points was due to acquired business. The organic growth rate during the reporting period was 11%. In the fourth quarter, which included the urology business as from 2 June 2007, the organic growth rate was 8%.

Catheters and urinary bags provided the largest contributions to growth and sales of implants in North America also progressed well.
The process of integrating the urology business has developed according to plan and currently the most important activities are initiatives to promote the planned acceleration of sales growth.

Organic growth of 6% in Wound and Skin Care

Wound and Skin Care
Gross sales of Coloplast's wound and skin care products improved to DKK 1,269m from DKK 1,223m last year for 6% organic growth. Although the Q4 growth rate of 6% outperformed the third-quarter rate of just 4%, the sales performance is still not satisfactory considering the growth opportunities we continue to see in this area.

The revenue growth is driven by the sale of our advanced foam dressing **Biatain** – Ibu and by the sale of skin care products.

The sale of **Biatain** – Ibu is still not up to expectations. The product has been well received by customers, but building a new market for a new, innovative wound care product is proving to be more challenging than originally anticipated.

Considering the performance of the business area, we have developed a new strategy involving a special effort towards selected customer groups in markets given extra priority. We believe that the new strategy will restore double-digit growth rates within 24 months and improve profitability.

Geographical markets

Table 3: Revenue by geographical market

DKKm	06/07	05/06	Growth*	Organic
Europe	6.418	5.550	16%	9%
Americas	1.111	709	68%	16%
Rest of the World	513	450	21%	17%
Revenue	**8.042**	**6.709**	**22%**	**10%**

**Growth rates expressed in local currencies*

Organic growth of 9% in Europe

European revenue was up by 16% in local currencies to DKK 6,418m. Organic growth was 9%, driven by the sale of ostomy and continence care products.

Organic growth of 16% in the Americas	Revenue in the Americas was up by 68% in local currencies to DKK 1,111m. The organic growth rate was 16%. The sale of ostomy care products saw satisfactory growth and the sale of urology and continence care products to the US market also performed well.
Organic growth of 17% in the rest of the world	Revenue in the rest of the world was DKK 513m, a 21% improvement in local currencies. The organic growth rate was 17%.

Events after the balance sheet date

Healthcare reform in Britain	Britain's Department of Health is currently holding a consultation round, which is scheduled to run until 28 December 2007. Coloplast expects that the Department of Health will not reach a final decision until the beginning of 2008 and that the decision will not be implemented until six months, at the earliest, after it is announced. This will not have an effect on the profit or on equity for the 2006/07 financial year.

Management issues

Human resources	At 30 September 2007, Coloplast had 7,274 employees, of which 4,632 worked in international locations and 2,642 were based in Denmark. The number of employees increased by 27 during the year, as operations divested had 603 employees and the rest of the organisation grew by 630 people.
Organisational change	In the spring of 2007, Coloplast implemented extensive changes to the organisation in order to strengthen the customer understanding and market insight applied in product development. We merged the three product divisions into two new organisations, Global R&D and Global Marketing, with a view to enhancing our innovative strength, our marketing and our sales. The newly established Commercial Excellence support function has changed and strengthened the sales organisation. Economies of scale and the elimination of duplicate efforts will release resources allowing sales consultants to spend more time on customer relations. New product launches will be accelerated and we have set an ambitious goal of doubling the pace of new product development.
Changes to share option plan	Coloplast has had a share option plan for the Executive Management and senior executives of the Group since 2000. During 2000-2006, the plan required the achievement of certain targets. If the targets were achieved, the eligible employees would be offered share options at the prevailing market price. The options had a term of nine years and were exercisable after four years. In order to ensure better correlation between shareholder value and the incentive to management, the Board of Directors has resolved that options awarded each year as from November 2007 will be awarded the prevailing market price plus a 15% premium. The term is reduced to five years and options become exercisable after three years. The costs to the company are largely unchanged. See the description in the Annual Report for further details.

Accounting policies

Change in accounting policies	Effective from the 2006/07 financial year, the Coloplast Group has implemented IAS 19, according to which actuarial gains and losses may be recognised directly in equity subject to certain conditions, and IAS 39, which imposes limitations in the recognition of financial instruments at fair value through profit or loss. The implementation of IAS 19 and IAS 39 has not affected the financial statements.

Annual general meeting

Annual general meeting

The company's annual general meeting will be held on Tuesday, 18 December 2007, at 16.00 at the company's address: Holtedam 3, DK-3050 Humlebæk, Denmark. Prior to the annual general meeting, Coloplast will host a shareholders meeting at 15.00 at the same address.

The Board of Directors intends to propose re-election of:
Michael Pram Rasmussen, Niels Peter Louis-Hansen, Sven Håkan Björklund, Per Magid, Torsten E. Rasmussen and Ingrid Wiik. The Board of Directors proposes that Jørgen Tang-Jensen, CEO of VELUX A/S, be elected as new member of the board.

Dividend

The Board of Directors recommends that this year's dividend per share of DKK 5 nominal value be structured as follows:

- Ordinary dividend DKK 5.00 – equal to an increase of 25%
- Extraordinary dividend of DKK 4.00 to reflect the divestment of the breast care business

The dividend for the year will be paid automatically via VP Securities Services ("Værdipapircentralen") on 27 December 2007.

Cancellation of shares

At 30 September 2007, Coloplast held 3,980,272 treasury shares, of which 2,048,133 were acquired under the share buy-back programme which was concluded on 28 September 2007.

The Board of Directors intends to propose to the shareholders in general meeting that shares bought under the share buy-back programme be cancelled, which would reduce the company's holding of treasury shares to 4%.

Incentive programmes

Section 69b of the Danish Public Companies Act provides that the shareholders in general meeting shall adopt general guidelines for incentive pay to members of a company's board of directors and its executive management. Accordingly, Coloplast intends to propose such a resolution to the shareholders at the general meeting to be held on 18 December 2007.

Management statement

The Board of Directors and the Executive Management have today considered and approved the full-year financial statements of Coloplast A/S for the 2006/07 financial year.

The full-year financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In our opinion, the full-year financial statements give a true and fair view of the Group's assets, liabilities and financial position and financial results of the reporting period.

Executive Management

Sten Scheibye
President, CEO

Lene Skole
CFO

Lars Rasmussen
CCO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Thomas Barfod

Håkan Björklund

Mads Boritz Grøn

Per Magid

Torsten Erik Rasmussen

Ingrid Wiik

Knud Øllgaard

Further information

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Peter Høgsted
Head of Investor Relations
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

INCOME STATEMENT

1 October 2006 - 30 September 2007

NOTE		DKKm 2006/07	DKKm 2005/06	EURm 2006/07	EURm 2005/06
1	Revenue	8,042	6,709	1,079	900
2,3	Cost of sales	-3,208	-2,687	-430	-360
	Gross profit	**4,834**	**4,022**	**649**	**540**
2,3	Distribution costs	-2,536	-2,097	-340	-281
2,3	Administrative expenses	-988	-761	-133	-102
2,3	Research and development costs	-319	-244	-43	-33
2,3	Other operating income	81	31	11	4
2,3	Other operating expenses	-11	-12	-1	-2
	Operating profit before special items	**1,061**	**939**	**143**	**126**
3,5	Special items	-312	-60	-42	-8
	Operating profit (EBIT)	**749**	**879**	**101**	**118**
6	Dividend from investments	0	0	0	0
7	Financial income	68	34	9	4
8	Financial expenses	-222	-256	-30	-34
	Profit before tax	**595**	**657**	**80**	**88**
9	Tax on profit for the year	-225	-191	-30	-26
	Net profit for the year, continuing operations	**370**	**466**	**50**	**62**
10	Net profit for the period, discontinued operations	468	149	63	20
	Profit for the year	**838**	**615**	**113**	**82**
	Allocated as follows:				
	Shareholders in Coloplast A/S	837	614	113	82
11	Minority interests	1	1	0	0
		838	**615**	**113**	**82**
12	Earnings per Share (EPS), continuing operations (A and B shares)	8	11		
12	Earnings per Share (EPS), continuing operations (A and B shares), diluted	8	10		
	Profit distribution:				
	Retained earnings	405	422		
13	Proposed dividend for the year	432	192		
	Total	**837**	**614**		

BALANCE SHEET

At 30 September 2007

NOTE		DKKm 2006/07	DKKm 2005/06	EURm 2006/07	EURm 2005/06
	ASSETS				
14	Acquired patents and trademarks	1,275	1,532	171	205
14	Goodwill	639	1,021	86	137
14	Software	120	127	16	17
14	Prepayments and assets in progress	30	25	4	3
	Intangible assets	**2,064**	**2,705**	**277**	**362**
15	Land and buildings	1,200	1,138	161	153
15	Plant and machinery	631	642	85	86
15	Other fixtures and fittings, tools and equipment	178	233	24	31
15	Prepayments and assets in progress	406	263	54	35
	Property, plant and equipment	**2,415**	**2,276**	**324**	**305**
16	Investments in associates	0	2	0	0
16	Other investments	13	7	2	1
17	Deferred tax asset	145	128	19	18
	Investments	**158**	**137**	**21**	**19**
	Non-current assets	**4,637**	**5,118**	**622**	**686**
18	**Inventories**	**940**	**844**	**126**	**113**
	Trade receivables	1,619	1,598	217	215
	Receivables from associates	0	7	0	1
25	Income tax	73	68	10	9
	Other receivables	138	146	19	20
	Prepayments	70	52	9	7
19	**Receivables**	**1,900**	**1,871**	**255**	**252**
20	**Marketable securities**	**1**	**1**	**0**	**0**
	Cash and bank balances	**272**	**148**	**36**	**20**
	Current assets	**3,113**	**2,864**	**417**	**385**
	Assets	**7,750**	**7,982**	**1,039**	**1,071**

BALANCE SHEET

At 30 September 2007

NOTE		DKKm 2006/07	DKKm 2005/06	EURm 2006/07	EURm 2005/06
	EQUITY AND LIABILITIES				
	Share capital	240	240	32	32
	Fair value reserve	4	-65	1	-14
	Proposed dividend for the year	396	184	53	26
	Retained earnings	1,758	2,445	236	332
21	**Equity before minority interests**	**2,398**	**2,804**	**322**	**376**
11	**Minority interests**	**2**	**1**	**0**	**0**
	Equity	**2,400**	**2,805**	**322**	**376**
22	Provision for pensions and similar liabilities	103	106	14	15
17	Provision for deferred tax	202	147	27	20
23	Other provisions	11	26	1	3
24	Mortgage debt	580	595	78	79
24	Other credit institutions	1,792	2,118	241	284
	Other payables	52	72	7	10
24	Deferred income	354	228	47	31
	Non-current liabilities	**3,094**	**3,292**	**415**	**442**
22	Provision for pensions and similar liabilities	3	11	0	1
23	Other provisions	8	6	1	1
24	Mortgage debt	7	51	1	7
24	Other credit institutions	718	226	96	30
	Trade payables	461	391	62	52
25	Income tax	34	148	5	21
	Other payables	1,014	950	136	127
	Deferred income	11	102	1	14
	Current liabilities	**2,256**	**1,885**	**302**	**253**
	Current and non-current liabilities	**5,350**	**5,177**	**717**	**695**
	Equity and liabilities	**7,750**	**7,982**	**1,039**	**1,071**

26 Financial instruments
27 Other liabilities
28 Contingent items
29 Related party transactions
30 Public grants
31 Fees for auditors appointed by AGM
32 Acquisitions
33 Events occurring after the balance sheet date
38 Income statement, quarterly (unaudited)

STATEMENT OF CHANGES IN EQUITY

DKKm	Share capital A shares	Share capital B shares	Exchange adjustment reserve	Fair value reserve	Proposed dividend	Retained earnings	Total equity
1.10.2005 - 30.9.2006							
Balance at 1.10.2005 as reported in annual report	18	222	3	-109	162	2,276	2,572
Effect of changes in accounting policies						-60	-60
Restated value at 1.10.2005	18	222	3	-109	162	2,216	2,512
Hedging against interest risks				57			57
Tax effect of hedging				-16			-16
Hedging against exchange rate risks				4			4
Tax effect of hedging				-1			-1
Net gain/loss not recognised in income statement	0	0	0	44	0	0	44
Exchange rate adjustment, assets in foreign currency						-78	-78
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			-21			-10	-31
Profit for the year					192	422	614
Imprehensive income for the year	0	0	-21	44	192	334	549
Treasury shares purchased						-98	-98
Treasury shares sold						0	0
Dividend on treasury shares					-8	8	0
Share based payment						3	3
Dividend paid out in respect of 2004/05					-162		-162
Balance at 30.9.2006	**18**	**222**	**-18**	**-65**	**184**	**2,463**	**2,804**
1.10.2006 - 30.9.2007							
Balance at 1.10.2006 as reported in annual report	18	222	-18	-65	184	2,463	2,804
Hedging against interest risks				102			102
Tax effect of hedging				-29			-29
Hedging against exchange rate risks				-6			-6
Tax effect of hedging				2			2
Net gain/loss not recognised in income statement	0	0	0	69	0	0	69
Exchange rate adjustment, assets in foreign currency						-108	-108
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						-3	-3
Profit for the year					432	405	837
Imprehensive income for the year	0	0	0	69	432	294	795
Treasury shares purchased						-1,024	-1,024
Treasury shares sold							0
Dividend on treasury shares					-36	36	0
Share based payment						7	7
Dividend paid out in respect of 2005/06					-184		-184
Balance at 30.9.2007	**18**	**222**	**-18**	**4**	**396**	**1,776**	**2,398**

Free float shares at 30.9.2007 (1,000 units):	A shares	B shares
Issued shares	3,600	44,400
Holdings of own shares (note 21)		3,980
Free float shares	**3,600**	**40,420**

Number of outstanding shares	2006/07 A shares	2006/07 B shares	2005/06 A shares	2005/06 B shares
Number of outstanding shares at beginning of year	3,600	42,509	3,600	42,796
Sale of treasury shares		10		1
Shares bought back		-2,099		-288
Number of outstanding shares at year end	**3,600**	**40,420**	**3,600**	**42,509**

The number of issued shares is unchanged.

Both share classes have a denomination of DKK 5 per share. Class A shares carry ten votes each, while class B shares carry one vote each. The A shares are non-negotiable instruments. Any change of ownership or pledging of class A shares requires the consent of the Board of Directors. The B shares are negotiable instruments, and no restrictions apply to their negotiability. No special dividend rights attach to either share class.

END